Exhibit 21
CONSOLIDATED WATER CO. LTD. AND RELATED COMPANIES
Affiliates of the Registrant
     The following list includes all of the Registrant’s wholly-owned subsidiaries and affiliates as of December 31, 2005. All subsidiaries of the Registrant appearing in the following table are included in the consolidated financial statements of the Registrant.

Affiliates	Jurisdiction of Incorporation
Belize Water Limited (100%)	Belize
Cayman Water Company Limited (100%)	Cayman Islands
DesalCo Limited (100%)	Cayman Islands
DesalCo (Barbados) Ltd. (100%)	Barbados
Ocean Conversion (Cayman) Limited (100%)	Cayman Islands
Waterfields Company Limited (90.9%)	Commonwealth of The Bahamas
Aquilex, Inc. (100%)	United States
Ocean Conversion (BVI) Ltd. (Affiliate)	The British Virgin Islands